EXHIBIT 99.1
First Quarter Report
Three Months Ended March 31, 2016
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
The following quarterly management’s discussion and analysis (“MD&A”) should be read in conjunction with our unaudited condensed consolidated financial statements and the accompanying notes of Sphere 3D Corp. (the “Company”) for the three months ended March 31, 2016. The condensed consolidated financial statements have been presented in United States (“U.S.”) dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Unless the context otherwise requires, any reference to the “Company”, “Sphere 3D”, “we”, “our”, “us” or similar terms refers to Sphere 3D Corp. and its subsidiaries. Unless otherwise indicated, all references to “$” and “dollars” in this discussion and analysis mean U.S. dollars. This MD&A includes forward-looking statements that involve risks, uncertainties and assumptions that are difficult to predict. Words and expressions reflecting optimism, satisfaction or disappointment with current prospects, as well as words such as “believes,” “hopes,” “intends,” “estimates,” “expects,” “projects,” “plans,” “anticipates” and variations thereof, or the use of future tense, identify forward-looking statements, but their absence does not mean that a statement is not forward-looking. Such forward-looking statements are not guarantees of performance and our actual results could differ materially from those contained in such statements. Factors that could cause or contribute to such differences include, but are not limited to: our ability to raise additional capital to fund operations; our ability to maintain compliance with the financial covenants in our credit facilities; our ability to successfully integrate the business of Overland Storage, Inc. (“Overland”) with our other businesses; our ability to maintain and increase sales volumes of our products; our ability to continue to control costs and operating expenses; our ability to generate cash from operations; the ability of our suppliers to provide an adequate supply of components for our products at prices consistent with historical prices; our ability to repay our debt as it comes due; our ability to introduce new competitive products and the degree of market acceptance of such new products; the timing and market acceptance of new products introduced by our competitors; our ability to maintain strong relationships with branded channel partners; customers’, suppliers’, and creditors’ perceptions of our continued viability; rescheduling or cancellation of customer orders; loss of a major customer; our ability to enforce our intellectual property rights and protect our intellectual property; general competition and price measures in the market place; unexpected shortages of critical components; worldwide information technology spending levels; and general economic conditions. Further, our customers may use our products in ways that may infringe the intellectual property rights of third parties and/or require a license from third parties. Although we encourage our customers to use our products only in a manner that does not infringe third party intellectual property rights, and we know that most of our clients do so, we cannot guarantee that such third parties will not seek remedies against us for providing products that may enable our customers to infringe the intellectual property rights of others. For more information on these risks, you should refer to the Company’s filings with the securities regulatory authorities, including the Company’s most recently filed annual information form, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. In evaluating such statements we urge you to specifically consider various factors identified in this report, any of which could cause actual results to differ materially from those indicated by such forward-looking statements. Forward-looking statements speak only as of the date of this report and we undertake no obligation to publicly update any forward-looking statements to reflect new information, events or circumstances after the date of this report. Actual events or results may differ materially from such statements.

Overview
Sphere 3D delivers containerization and virtualization technologies along with data management products that enable workload-optimized solutions. We achieve this through a combination of containerized applications, virtual desktops, virtual storage and physical hyper-converged platforms. Sphere 3D’s value proposition is simple and direct—we allow organizations to deploy a combination of public, private, or hybrid cloud strategies while backing them up with storage solutions.
Sphere 3D, through the design of a proprietary virtualization software, created its own platform, Glassware 2.0TM (“Glassware”), for the delivery of applications from a server-based computing architecture. This is accomplished through a number of unique approaches to virtualization utilized by Glassware including the use of software “containers” and “microvisors”. A container refers to software that takes an application and all the things required to run that application and encapsulates them with software. By doing so, users can run numerous applications from a single server and on a single copy of the operating system. A microvisor refers to the technology that allows non-Windows® based applications to run on the same servers as Windows software through the use of a lightweight emulator.
In August 2015, we completed an acquisition of assets related to the RDX® removable disk product lines from Imation Corp. (“Imation”). The activity from this acquisition is included in our results of operations beginning August 2015.
Generation of revenue. We generate the majority of our revenue from sales of our disk systems, data management and storage products. The balance of our revenue is provided by selling maintenance contracts and rendering related services. The majority of our sales are generated from sales of our branded products through a worldwide channel, which includes systems integrators and value-added resellers. Glassware software sales are not material.
We reported net revenue of $19.6 million for the first quarter of 2016, compared with $20.1 million for the first quarter of 2015. We reported a net loss of $8.1 million, or $0.18 per share, for the first quarter of 2016 compared with a net loss of $9.5 million, or $0.27 per share, for the first quarter of 2015.
Recent Developments
In April 2016, we entered into a Credit Agreement with Opus Bank for a term loan in the amount of $10.0 million and a credit facility in the amount of $10.0 million. A portion of the proceeds were used to pay off our credit facilities with FBC Holdings and Silicon Valley Bank. The remainder of the proceeds will be used for working capital and general business requirements.
In April 2016, we modified our convertible note with FBC Holdings, which the holder made an additional advance of $5.0 million to us, bringing the outstanding balance to $24.5 million. The $5.0 million additional advance was applied to the outstanding balance of the credit facility held by FBC Holdings.
Critical Accounting Policies and Estimates
The preparation of financial statements and related disclosures in conformity with GAAP requires us to make judgments, assumptions and estimates that affect the amounts reported in our condensed consolidated financial statements and accompanying notes. We base our estimates on historical experience and various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates and such differences may be material.
We believe our critical accounting policies and estimates are those related to impairment of goodwill, other indefinite-lived intangible assets and long-lived assets, goodwill and intangible assets, research and development costs, revenue recognition, inventory valuation, warranty costs, legal and other contingencies. We consider these policies critical because they are both important to the portrayal of our financial condition and operating results, and they require us to make judgments and estimates about inherently uncertain matters. Our Company’s critical accounting policies and estimates used in the preparation of our consolidated financial statements are reviewed regularly by management and have not changed from those disclosed in the December 31, 2015 audited consolidated financial statements.

Results of Operations
The following table sets forth certain financial data as a percentage of net revenue:

	Three Months Ended
	March 31,
	2016	2015
Net revenue	100.0%	100.0%
Cost of revenue	69.6	70.4
Gross profit	30.4	29.6
Operating expenses:
Sales and marketing	30.9	27.9
Research and development	12.4	10.9
General and administrative	27.1	28.8
	70.4	67.6
Loss from operations	(40.0)	(38.0)
Interest expense	(5.3)	(3.1)
Other income (expense), net	4.9	(6.0)
Loss before income taxes	(40.4)	(47.1)
Provision for income taxes	0.7	0.3
Net loss	(41.1)%	(47.4)%
A summary of our sales mix as a percentage of net revenue:

	Three Months Ended
	March 31,
	2016	2015
Disk systems	62.2%	49.7%
Tape automation systems	13.7	17.4
Tape drives and media	12.5	18.4
Service	11.6	14.5
	100.0%	100.0%
The First Quarter of 2016 compared with the First Quarter of 2015
Net Revenue. Net revenue decreased to $19.6 million during the first quarter of 2016 from $20.1 million during the first quarter of 2015, a decrease of $0.5 million. The decrease in net revenue is primarily a result of a decrease in service revenue of $0.6 million due to the decrease in tape automation product sales, which resulted in a decrease of extended service contracts, offset by a slight increase in product revenue. In August 2015, we completed the acquisition of Imation’s RDX® product line which accounted for 15.8% of net revenues in the first quarter of 2016. Original equipment manufacturer (“OEM”) net revenue accounted for 20.0% and 20.5% of net revenues in the first quarter of 2016 and 2015, respectively.

Product Revenue
Net product revenue was relatively constant at $17.3 million during the first quarter of 2016 compared to $17.2 million during the first quarter of 2015. Revenue from disk systems increased by $2.2 million primarily related to additions of $3.1 million of net product revenue from the RDX® product line acquired from Imation in August 2015, partially offset by decreases in our existing RDX® product line. In addition, tape automation, tape drives and media revenue decreased by $2.1 million.
Service Revenue
Net service revenue decreased to $2.3 million during the first quarter of 2016 from $2.9 million during the first quarter of 2015. The decrease of approximately $0.6 million was primarily due to the decrease in tape automation product sales which resulted in a decrease of extended service contracts.
Gross Profit. Overall gross profit increased slightly to $6.0 million during the first quarter of 2016 compared to $5.9 million during the first quarter of 2015. Gross margin of 30.4% for the first quarter of 2016 increased from 29.6% for the first quarter of 2015.
Product Revenue
Gross profit on product revenue during the first quarter of 2016 was $4.7 million compared to $4.3 million during the first quarter of 2015. The increase of $0.4 million was due to increased sales volumes related to the RDX® product line we acquired from Imation in August 2015. Gross margin on product revenue of 27.3% for the first quarter of 2016 increased from 25.1% for the first quarter of 2015.
Service Revenue
Gross profit on service revenue during the first quarter of 2016 was $1.2 million compared to $1.6 million during the first quarter of 2015. The decrease of $0.4 million was primarily due to the decrease in extended service contracts due to decreased tape automation product sales during the quarter. Gross margin on service revenue was 53.3% for the first quarter of 2016 compared to 56.0% for the first quarter of 2015.
Sales and Marketing Expense. Sales and marketing expense in the first quarter of 2016 increased to $6.1 million from $5.6 million during the first quarter of 2015. The increase of $0.5 million was primarily due to a $0.6 million increase in share-based compensation expense and $0.2 million increase in strategic marketing agency and third party call center costs. These increases were partially offset by a $0.2 million decrease in employee and related expenses associated with a decrease in average headcount.
Research and Development Expense. Research and development expense in the first quarter of 2016 increased to $2.4 million from $2.2 million during the first quarter of 2015. The increase of $0.2 million was primarily due to a $0.4 million increase in share-based compensation expense offset by a decrease in employee and related expenses associated with a decrease in average headcount.
General and Administrative Expense. General and administrative expense in the first quarter of 2016 decreased to $5.3 million from $5.8 million during the first quarter of 2015. The decrease of $0.5 million was primarily due to a $0.4 million decrease in auditor and tax professionals’ fees primarily as a result of decreased services previously associated with our acquisition of Overland in December 2014, a $0.3 million decrease in outside contractor fees, a $0.3 million decrease in amortization expense related to intangible assets, and a decrease in bad debt expense. These decreases were offset by a $0.7 million increase in share-based compensation expense.
Interest Expense. Interest expense in the first quarter of 2016 increased to $1.0 million from $0.6 million during the first quarter of 2015. The increase in interest expense is related to a $5.0 million increase on our related party credit facility, which was paid off in April 2016, and an increase in amortization of issuance costs for warrants issued in connection with the additional draws on the credit facility.

Other Income (Expense), Net. Other income (expense), net, in the first quarter of 2016 was $1.0 million of income, net, compared to $1.2 million of expense, net, in the first quarter of 2015. The income in 2016 was primarily related to realized foreign currency gains of $0.6 million and gain on revaluation of warrants of $0.3 million. The expense in 2015 was primarily related to realized foreign currency losses of $1.2 million.
Liquidity and Capital Resources
At March 31, 2016, we had cash of $5.7 million compared to cash of $8.7 million at December 31, 2015. In the first three months of 2016, we incurred a net loss of $8.1 million. At March 31, 2016, we had $15.9 million outstanding on our credit facilities recorded as current debt, which were paid off in April 2016. See additional subsequent event information below. Cash management and preservation continue to be a top priority. We expect to incur negative operating cash flows as we continue to increase our sales volume, and as we work to improve operational efficiencies.
As of March 31, 2016, we had a working capital deficit of $10.5 million, reflecting a decrease in current assets of $4.1 million and an decrease in current liabilities of $3.4 million compared to December 31, 2015. The decrease in current assets is primarily attributable to a $3.0 million decrease in cash and a $1.1 million decrease in accounts receivable. The decrease in current liabilities is primarily attributable to a $2.8 million decrease in other current liabilities primarily related to the settlement of the contingent liability related to the acquisition of RDX® from Imation, a decrease in debt of $1.5 million for net payments on our credit facility, and a $0.4 million decrease in accrued payroll and employee compensation. These decreases were offset by a $1.4 million increase in accounts payable and accrued liabilities.
In March 2016, we entered into a warrant exchange agreement with MacFarlane Family Ventures, LLC, pursuant to which we issued a warrant for the purchase of up to 7,199,216 common shares, no par value, in a privately negotiated exchange under Section 3(a)(9) of the Securities Act of 1933, as amended, in exchange for the surrender and cancellation of previously outstanding warrants for the purchase of up to, in aggregate, 3,031,249 common shares. The terms of the newly issued warrant were substantially similar to the previously outstanding warrants except the exercise price applicable to each previously outstanding warrant was adjusted to $1.22 per common share and the expiry date changed from various dates between May 18, 2020 and September 22, 2020 to April 14, 2016. However, because the holder exercised the new warrant for the purchase of 3,031,249 common shares on March 25, 2016, the expiry date for the balance of the unexercised portion of the new warrant became March 25, 2021. In connection with the holder’s partial exercise on March 25, 2016, we received $3.7 million in proceeds.
In April 2016, we modified our convertible note with FBC Holdings, pursuant to which the holder made an additional advance of $5.0 million to us, bringing the outstanding balance to $24.5 million. The $5.0 million additional advance was applied to the outstanding balance of the credit facility held by FBC Holdings.
In April 2016, we entered into a Credit Agreement with Opus Bank for a term loan in the amount of $10.0 million and a credit facility in the amount of $10.0 million. A portion of the proceeds were used to pay off our credit facilities with FBC Holdings and Silicon Valley Bank, which were both subsequently terminated upon repayment. The remainder of the proceeds will be used for working capital and general business requirements. In April 2016, we had draws of $8.2 million on the Opus Bank credit facility.
Management has projected that cash on hand and available borrowings under our credit facility will be sufficient to allow the Company to continue operations for the next 12 months. Significant changes from the Company’s current forecast, including but not limited to: (i) failure to comply with the financial covenants in our credit facility, (ii) shortfalls from projected sales levels; (iii) unexpected increases in product costs; (iv) increases in operating costs; and (v) changes in the historical timing of collecting accounts receivable could have a material adverse impact on our ability to access the level of funding necessary to continue its operations at current levels. If any of these events occur or if we are not able to secure additional funding, we may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, and/or suspend or curtail planned programs. Any of these actions could materially harm our business, results of operations and future prospects. We may seek debt, equity or equity-based financing (such as convertible debt) when market conditions permit.

We incurred losses from operations and negative cash flows from operating activities for the 12 months ended March 31, 2016, and such losses might continue for a period of time. As a result of our recurring losses from operations and negative cash flows, the report from our independent registered public accounting firm regarding our consolidated financial statements for the year ended December 31, 2015 includes an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern.
During the first three months of 2016, we used net cash in operating activities of $5.2 million, compared to $4.7 million in the first three months of 2015. The use of cash during the first three months of 2016 was primarily a result of our net loss of $8.1 million offset by $3.8 million in non-cash items, which were primarily share-based compensation, depreciation and amortization, and gain on warrant liability. In addition, we had decreases in other assets and liabilities of $0.7 million and decreases in cash from accounts receivable of $0.7 million, decreases in accrued payroll and employee compensation of $0.4 million, and decreases in deferred revenue of $0.3 million. These decreases were offset by an increase in accounts payable and accrued liabilities of $1.2 million.
During the first three months of 2016, net cash used in investing activities was $0.1 million compared to $0.2 million used in investing activities in the first three months of 2015. During the first three months of 2016 and 2015, additions to fixed assets totaled $103,000 and $38,000, respectively.
During the first three months of 2016, net cash provided by financing activities was $2.3 million compared to $5.1 million provided by financing activities during the first three months of 2015. During the first three months of 2016, we received $3.7 million in proceeds from exercised warrants, offset by $1.5 million of net payments on our credit facility. During the first three months of 2015, we received $5.0 million in proceeds from borrowings, and $0.1 million in proceeds from exercised options.
Off-Balance Sheet Arrangements
During the ordinary course of business, we provide standby letters of credit to third parties as required for certain transactions initiated by us. As of March 31, 2016, we had no standby letters of credit that were not recorded on our condensed consolidated balance sheets.
Recently Issued Accounting Pronouncements
See Note 2 to our condensed consolidated financial statements for information about recent accounting pronouncements.
Quantitative and Qualitative Disclosures about Market Risk.
Market risk represents the risk of loss that may impact our financial position, results of operations, or cash flows due to adverse changes in financial and commodity market prices and rates. We are exposed to market risk from changes in foreign currency exchange rates as measured against the U.S. dollar. These exposures are directly related to our normal operating and funding activities. Historically, we have not used derivative instruments or engaged in hedging activities.
Foreign Currency Risk. We conduct business on a global basis and a significant portion of our sales in international markets are not denominated in U.S. dollars. Export sales represent a significant portion of our sales and are expected to continue to represent a significant portion of sales. In addition, our wholly-owned foreign subsidiaries incur costs that are denominated in local currencies. As exchange rates vary, these results may vary from expectations when translated into U.S. dollars, which could adversely impact overall expected results. The effect of exchange rate fluctuations on our results of operations during the first three months of 2016 and 2015 resulted in a gain of $0.6 million and a loss of $1.2 million, respectively, to our condensed consolidated financial statements.
Credit Risk. Credit risk is the risk that the counterparty to a financial instrument fails to meet its contractual obligations, resulting in a financial loss to us. We sell to a diverse customer base over a global geographic area. We evaluate collectability of specific customer receivables based on a variety of factors including currency risk, geopolitical risk, payment history, customer stability and other economic factors. Collectability of receivables is reviewed on an ongoing basis by management and the allowance for doubtful receivables is adjusted as required. Account balances are charged against the allowance for doubtful receivables when we determine that it is probable that the receivable will not be recovered. We believe that the geographic diversity of the customer base, combined with our established credit approval practices and ongoing monitoring of customer balances, mitigates this counterparty risk.
Liquidity Risk. Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. We continually monitor our actual and projected cash flows and believe that our internally generated cash flows, combined with our available borrowings under our credit facility will be sufficient to allow us to continue operations for the next 12 months.
Changes in Internal Control Over Financial Reporting
There were no changes in our internal control over financial reporting during the fiscal quarter ended March 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Risk Factors
An investment in our company involves a high degree of risk. In addition to the risk factor below and the other information included or incorporated by reference in this report, you should carefully consider each of the risk factors described in our annual information form for the fiscal year ended December 31, 2015. These risks and uncertainties are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of the risks actually occur, our business and financial results could be harmed. In that case, the trading price of our common stock could decline.
Our credit facility contains restrictions and requirements on our operations, including financial covenants. We have in the past failed to comply with financial covenants in certain of our loan documents, and similar defaults in the future could adversely affect our financial condition and our ability to meet our payment obligations on our indebtedness.
We have obtained external funding for our business through a credit agreement with Opus Bank. The credit agreement contains restrictions on the amount of debt we may incur and other restrictions and requirements on our operations. We have in the past defaulted under financial covenants in our previous loan documents, which was waived by our previous lender. Upon the occurrence of certain events of default under our current credit facility, our lender may elect to declare all amounts outstanding to be immediately due and payable and terminate all commitments to extend further credit. In the event of such acceleration or if we are unable to otherwise maintain compliance with covenants set forth in these arrangements or if these arrangements are otherwise terminated for any reason, it could have a material adverse effect on our ability to access the level of funding necessary to continue operations at current levels. If any of these events occur, management may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, and/or suspend or curtail planned programs. Any of these actions could materially harm our business, results of operations and future prospects.
Other Information
On May 11, 2016, Mario Biasini resigned from the Board of Directors, effective immediately.